As filed with the Securities and Exchange Commission on May 20, 2005.
                                                      Registration No. 333-_____
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-2*
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              ---------------------

                       Protein Polymer Technologies, Inc.
             (Exact name of registrant as specified in its charter)

                    Delaware                                    33-0311631
          (State or other jurisdiction                         (IRS Employer
       of incorporation or organization)                  Identification Number)

     10655 Sorrento Valley Road, San Diego, California 92121 (858) 558-6064 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                J. Thomas Parmeter                                   Copies to:
                     Chairman                                 Robert A. Miller, Jr., Esq.
        Protein Polymer Technologies, Inc.              Paul, Hastings, Janofsky & Walker LLP
            10655 Sorrento Valley Road                         515 South Flower Street
            San Diego, California 92121                  Los Angeles, California 90071-2371
                  (858) 558-6064                                   (213) 683-6000
 (Name, address, including zip code, and telephone
number, including area code, of agent for service)

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933, check the following box. ...........................................|X|
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of
this Form, check the following box...........................................|X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                  |_|..............
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                         |_|..............
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                         |_|..............
      If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box. ....................................................|_|



                                                   CALCULATION OF REGISTRATION FEE

====================================================================================================================================
      Title of Each Class of        Amount to be        Proposed Maximum             Proposed Maximum                 Amount of
    Securities to be Registered   Registered(1)(2)   Offering Price Per Unit(3)  Aggregate Offering Price(3)  Registration Fee(3)(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per
               share                 40,350,000              $0.70                     $28,245,017.50                $3,324.44
====================================================================================================================================

   (1) Represents the following: (A) 23,556,224 shares of common stock issued pursuant to our common stock financing in April 2005; (B) 11,778,108 shares of common stock issuable upon exercise of warrants issued in connection with our common stock financing; (C) 751,087 shares of common stock issuable upon exercise of warrants issued in connection with selling efforts in connection with our common stock financing; (D) 2,000,000 shares of common stock issuable upon the exercise of a warrant issued in April to our Chief Executive Officer;
(E) 885,303 shares of common stock issuable upon the exercise of warrants issued in January 2005; (F) 524,000 shares of common stock issuable upon the exercise of warrants issued in July, August, September and December 2004 and January and February 2005 in connection with loans to us in the aggregate principal amount of $1,310,000; and (G) 855,303 shares of common stock issuable upon the exercise of warrants issued in March 2004.

   (2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the Selling Securityholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

   (3) Estimated based on average of the bid and asked prices of our common stock as reported on the NASD Bulletin Board on May 17, 2005 pursuant to Rule 457(c) promulgated under the Securities Act.

   (4) Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement also relates to (a) an additional 5,065,000 shares previously registered on Registration Statement Number 333-108923, as to which a registration fee in the amount of $176.20 has already been paid; (b) an additional 8,586,079 shares previously registered on Registration Statement Number 333-105656, as to which a registration fee in the amount of $423.71 has already been paid; (c) an additional 3,964,060 shares previously registered on Registration Statement Number 333-84766, as to which a registration fee in the amount of $335.52 has already been paid; (d) an additional 1,924,756 shares previously registered on Registration Statement Number 333-73906, as to which a registration fee in the amount of $265.00 has already been paid; (e) an additional 12,640,000 shares previously registered on Registration Statement Number 333-37676, as to which a registration fee in the amount of $2,919.84 has already been paid; and (f) an additional 2,492,000 shares previously registered on Registration Statement Number 333-63468, as to which a registration fee in the amount of $499.00 has already been paid. However, 12,277,868 shares previously registered under these registration statements have been sold and are not covered by this registration statement and an additional 5,860,241 shares are being deregistered hereby at the request of certain securityholders whose shares are eligible for sale under Rule 144(k) of the Securities Act.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   * Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Registration Statement also includes: (a) 5,065,000 shares previously registered on Registration Statement Number 333-108923; (b) 8,586,079 shares previously registered on Registration Statement Number 333-105656; (c) 3,964,060 shares previously registered on Registration Statement Number 333-84766; (d) 1,924,756 shares previously registered on Registration Statement Number 333-73906; (e) 12,640,000 shares previously registered on Registration Statement Number 333-37676; and (f) 2,492,000 shares previously registered on Registration Statement Number 333-63468. However, 12,277,868 shares previously registered under these registration statements have been sold and are not covered by this registration statement and an additional 5,860,241 shares are being deregistered hereby at the request of certain securityholders whose shares are eligible for sale under Rule 144(k) of the Securities Act.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 20, 2005


PROSPECTUS
----------


                       Protein Polymer Technologies, Inc.

                        56,883,811 Shares of Common Stock

                               -------------------

         The Selling Securityholders are offering up to 56,883,811 shares of our common stock, including shares issuable upon the (i) the conversion of our preferred stock and (ii) exercise of our common stock warrants. We will not receive any proceeds from the sale of our common stock by the Selling Securityholders except , in certain cases, funds received upon the exercise of the warrants.

         Our common stock is traded "over the counter" on the NASD Bulletin Board under the symbol "PPTI.OB."

                              ---------------------

         A copy of our Annual Report on Form 10-KSB for the year ended
December 31, 2004, as amended by Form 10-KSB/A filed on May 18, 2005, and a copy of our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 accompany this prospectus.

                              ---------------------

         Investing in our common stock involves a high degree of risk. Please consider carefully the Risk Factors beginning on page 5.

                              ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                              ---------------------




                         Prospectus dated May ___, 2005

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

FORWARD-LOOKING STATEMENTS.....................................................2
THE COMPANY....................................................................2
RISK FACTORS...................................................................5
AVAILABLE INFORMATION..........................................................9
INCORPORATION BY REFERENCE.....................................................9
THE SHARES COVERED BY THIS PROSPECTUS.........................................10
PLAN OF DISTRIBUTION..........................................................14
USE OF PROCEEDS...............................................................15
SELLING SECURITYHOLDERS.......................................................15
DESCRIPTION OF SECURITIES TO BE REGISTERED....................................21
LEGAL MATTERS.................................................................27
EXPERTS.......................................................................27
INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................................28


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks, uncertainties and other factors, which may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements. You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "projects," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, opportunities, plans or intentions. These forward-looking statements may be found under the captions "The Company," and "Risk Factors," as well as captions elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors."

         These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.


                                   THE COMPANY

         We are a development-stage biotechnology company incorporated on July 6, 1988. We are engaged in the research, development, production and clinical testing of medical products based on materials created from our patented technology to produce proteins of unique design. We were incorporated in Delaware on July, 6, 1988. Since 1992, we have focused primarily on developing materials technology and products to be used for:

            o soft tissue augmentation;

            o tissue adhesives and sealants;

            o wound healing support; and

            o drug delivery devices.

         We have also developed coating technology that can efficiently modify and improve the surface properties of traditional biomedical devices. Our primary goal is to develop medical products for use inside the body with significantly improved patient outcomes as compared to current products and practices.

         We began studies to identify our most promising materials technology for use in soft tissue augmentation products in 1996. In December 1999, we initiated human clinical testing of a product based on our technology for the treatment of female stress urinary incontinence. This pilot clinical study is ongoing. The investigational device exemption approved by the U.S. Food and Drug Administration (or FDA) allows us to test the safety and effectiveness of the incontinence product in women over the age of 40 who have become incontinent due to the shifting of their bladder or the weakening of the muscle at its base that controls the flow of urine, or both problems combined.

         We estimate that more than 2.5 million women begin to experience stress urinary incontinence in the United States each year. In most untreated cases, the problem becomes progressively more pronounced. Due to limited efficacy or invasiveness of current treatments, only a small proportion of the women experiencing stress urinary incontinence are clinically treated, relying instead on pads and plugs and the like that only address the symptoms. In contrast, our product is injected, typically in an outpatient procedure, into urethral tissue at the base of the bladder forming a solid implant that provides support to the muscles controlling the flow of urine. We believe that our product, if approved, will prove to be easy for the physician to use, offer enduring effectiveness, and avoid most of the other limitations of urethral bulking products on the market or in development.

         In January 2000, we entered into an agreement with Femcare, Ltd. for the commercialization of our incontinence product in Europe and Australia. Under the agreement, Femcare was responsible for clinical testing, regulatory approval, and product sales and marketing within Europe and Australia, and we were responsible for product manufacturing. In 2004, Femcare informed us that it was closing its urology division. We are currently negotiating the return of licensed rights. We are continuing discussions with other companies to establish strategic alliances for commercializing our incontinence product in the U.S. and other markets.

         The soft tissue augmentation materials technology underlying the incontinence product has the potential to be effective and desirable in a number of other clinical applications. In November 2000, the FDA approved our investigational device exemption to begin human clinical testing of a tissue augmentation product based on this technology for use in cosmetic and reconstructive surgery applications. The product is injected into or under the skin for the correction of dermal contour deficiencies (facial lines, wrinkles, scars, etc.). In April 2001, we initiated human clinical testing of the product. This pilot clinical study is ongoing.

         We estimate that approximately 500,000 cosmetic tissue augmentation procedures using injected materials (e.g. collagen, fat) were performed in the U.S. in 2001, representing about one-half of the worldwide market. With a product demonstrating greater durability than currently available materials, we believe the number of procedures could grow dramatically.

         Between 1994 and 1997, our efforts were focused predominantly on the development of tissue adhesive and sealant technology. We have demonstrated both the adhesive performance and the biocompatibility of our product formulations in animal models, including the resorption of the adhesive matrix in conjunction with the progression of wound healing. We remain committed to the commercial development of our tissue adhesive and sealant technology and have worked to determine the most significant market and product opportunities for its use.

         In April 2001, we entered into agreements with Spine Wave, Inc. to develop and commercialize an injectable protein-based formulation for the repair of damaged or deteriorated spinal discs. Based on our proprietary tissue adhesive technology, the product under development has the potential to be an effective outpatient surgical treatment for chronic low back pain.

         Low back pain is the leading cause for healthcare expenditures in the United States and the fastest growing major segment of the orthopedic industry, with a market of $2.1 billion in revenues and a growth rate of more than 25% annually, according to a February 2000 Viscogliosi Bros., LLC., Spine Industry Analysis Series report. The leading surgical treatments for spine include spinal fusions, discectomies, and laminectomies, but the market for disc replacement and repair is expected to grow more rapidly than other treatments as new products are approved over the next five years. Within the overall spine market, it is estimated that the potential market for treatment or replacement of spinal discs will surpass $1 billion by 2007.

         As a result of the agreements we executed, Spine Wave has acquired an exclusive, worldwide license to our technology for use in spinal and other defined orthopedic applications. In return, we received equity in Spine Wave, we will receive royalties on the sale or sublicensing of licensed products, if any. In addition to the license agreement we agreed, in a separate supply and services agreement, to provide Spine Wave with a variety of research and development services and to supply materials to Spine Wave for pre-clinical and clinical testing. Spine Wave is responsible for clinical testing, regulatory approvals, and commercialization. Spine Wave began human clinical tests of its product for spinal disc repair in Europe during 2004.

         In December 2000, we signed a broad-based, worldwide exclusive license agreement with Genencor International, Inc. enabling Genencor to potentially develop a wide variety of new products for industrial markets. In October 2002, the license agreement was amended to provide Genencor with an additional one-year option to initiate development of products in the field of non-medical personal care. In March 2005, the option was incorporated into the basic license agreement. As a result of the agreement, Genencor may use our patented protein polymer design and production technology, in combination with Genencor's extensive gene expression, protein design, and large-scale manufacturing technology, to design and develop new products with improved performance properties for defined industrial fields and the field of non-medical personal care products.

         Our principal executive offices are located at 10655 Sorrento Valley Road, San Diego, California 92121, and our telephone number is (858) 558-6064.

                                  RISK FACTORS

         You should read the following risk factors carefully before purchasing our common stock. The trading price of our common stock could decline, and you could lose all or part of your investment.

If we continue to incur operating losses, we may be unable to continue our operations at planned levels and be forced to curtail or cease our operations.

         We have incurred operating losses since our inception in 1988, and will continue to do so for at least several more years. As of March 31, 2005, our accumulated deficit was approximately $53,740,607, and we have continued to incur losses since that date. The losses have resulted principally from expenses of research and development and to a lesser extent, from general and administrative expenses. If these losses continue, they could cause the value of our stock to decline, and you could lose a substantial portion of your investment.

         We believe our existing available cash, cash equivalents and accounts receivable, in combination with anticipated contract research payments and revenues received from the transfer of clinical testing materials, will be sufficient to meet our anticipated capital requirements through the end of March 2006. Substantial additional capital resources will be required to fund continuing expenditures related to our research, development, manufacturing and business development activities. If we do not raise adequate funds, we will be required to significantly curtail or cease our operations, and may have to sell or license out significant portions of our technology or potential products.

         We believe there may be a number of alternatives to meeting the continuing capital requirements of our operations, including additional collaborative agreements and public or private financings. However, these alternatives may not be consummated in the necessary time frames needed for continuing operations or on terms favorable to us.

If we fail to establish and manage strategic partnerships, we may be prevented from developing potential products or the time for commercializing potential products may be increased.

         Our principal strategy is to enter into partnerships or licensing arrangements with medical or pharmaceutical companies with appropriate marketing and distribution capabilities to reduce the time and costs for developing and commercializing our potential products. For example, in January 2000, we entered into a license and development agreement with Prospectivepiercing Limited, to be known as Femcare Urology Limited, for marketing and distribution of our tissue augmentation product to treat stress urinary incontinence in Europe and Australia. We may not be able to establish additional strategic partnerships or licensing arrangements, or, if available, they may not be on terms and conditions favorable to our business. Additionally, these arrangements generally may be terminated under various circumstances, including termination at the discretion of the strategic partner without cause or without prior notice. Termination of the arrangements could seriously harm our business and financial condition. Furthermore, our strategy may lead to multiple alliances regarding different product opportunities that are active at the same time. We may not be able to successfully manage multiple arrangements in various stages of development.

         We are discussing other potential collaboration agreements with prospective marketing partners. Furthermore, from time to time, we are party to certain materials evaluation agreements regarding biomedical applications of our products, polymers and technology, including applications in areas other than those identified as product candidates above. These agreements provide, or are intended to provide, for the evaluation of product feasibility. We may not be able to establish these agreements at all or do so in a timely manner and on reasonable terms. In addition, these agreements may not lead to successful product development and commercialization.

We may not be able to produce commercially acceptable products because our technology is unproven. If we cannot prove our technology, we will not succeed in commercializing our products.

         Our technological strategy of designing and producing unique products based on genetically engineered proteins that do not have a harmful effect on biological systems, such as the human body, is commercially unproven. The process of developing products and achieving regulatory approvals is time consuming and prone to delays. Except for limited sales averaging less than $100,000 per year of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R), we have not completed the development of any product or generated any significant revenues from product sales. In

February 2000 we sold all rights to the use of the technology for in vitro cell culture applications, the product trademarks and the remaining inventory of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) to Sanyo Chemical Industries, Ltd.

         The products we are currently pursuing will require substantial further development, testing and regulatory approvals. Our research and development activities may not be successful and as such, we may not be able to produce commercially acceptable products.

We must prove our products' effectiveness in clinical trials. If we are unable to successfully complete clinical trials, we may not be able to produce marketable products.

         Before obtaining regulatory clearance for the commercial sale of any of our products, we must demonstrate through preclinical studies and clinical trials that the potential product is safe and effective for use in humans for each particular use. We currently have two clinical trials in progress. Due to the inherent difficulties associated with clinical trials, we cannot guarantee that:

         o we will be able to complete the clinical trials successfully, if at all;

         o we will be able to demonstrate the safety and efficacy necessary to obtain the requisite regulatory approvals of product candidates; or

         o  the product candidates will result in marketable products.

The biomedical and surgical repair industry involves intense competition and rapid technological changes. Our business may suffer if our competitors develop superior technology.

         We operate in the biomedical and surgical repair markets which involve intense competition. Our competitors in those markets include major pharmaceutical, surgical product, chemical and specialized biopolymer companies, many of which have financial, technical, research and development and marketing resources significantly greater than ours. Our biomaterials are used primarily in the manufacture of end-use products for medical applications which compete with other products that rely on the use of alternative materials or components. As a result, we compete with diverse, complex and numerous rapidly changing technologies. We believe that our ability to compete will be enhanced by the breadth of our issued patent claims, our other pending patent applications and our experience in protein engineering. However, we currently do not have the resources to compete commercially without the use of collaborative agreements with third parties.

         Our product technology competes for corporate development and marketing partnership opportunities with numerous other biotechnology companies, research institutes, academic institutions and established pharmaceutical companies. We also face competition from academic institutions and other public and private research organizations which are conducting research and seeking patent protection, and may commercialize products on their own or through joint ventures. Although most of our competitors depend on technology other than protein engineering for developing products, we believe that DuPont BioPlastics Research Ltd. and several university laboratories are currently conducting research into similar protein engineering technology. Our competitors may succeed in developing products based on our technology or other technologies that are more effective than the ones being developed by us, or which would render our technology and products obsolete and non-competitive, which may harm our business.

We have not developed a process to manufacture our products on a commercially viable scale. We will lose potential revenues if we cannot manufacture products on a commercial scale.

         To date, we have manufactured only limited amounts of our biomedical products for internal testing, initial human clinical testing and, in certain cases, evaluation and testing by corporate partners and other third parties. We will be required to upgrade our manufacturing facilities to obtain manufacturing approvals from the FDA for the development and commercialization of certain biomedical products.

         We have not yet developed a process to manufacture our products on a commercial scale and may not be able to, or have another party on our behalf, develop a process at a cost or in quantities necessary to become commercially viable. Although we may upgrade and expand our existing facility, we may not be able to adequately develop, fund, implement and manage a manufacturing facility. We may also need to evaluate alternative methods to produce commercial quantities of our products. We may not be able to successfully assess the ability of other production methods or establish contract manufacturing arrangements to meet our commercial objectives.

Our business is subject to substantial regulation and may be harmed if we are unable to comply with the applicable laws.

         Regulation by governmental authorities in the United States and other countries affects the success of products resulting from biotechnological research. Our current operations and products are, and anticipated products and operations will be, subject to substantial regulation by a variety of local, state, federal and foreign agencies, particularly those products and operations related to biomedical applications. A few examples of the laws which govern our products and operations are:

         o  Occupational Safety and Health Act;

         o  Food, Drug & Cosmetic Act, as amended;

         o  FDA's Good Laboratory Practices; and

         o  FDA Quality System Regulations.

         Compliance with the applicable laws and regulations is a costly and time-consuming process. We believe we are currently in substantial compliance with the laws and regulations applicable to our current operations. Although we intend to use our best efforts to comply with all applicable laws and regulations in the future, we may not be able to fully comply with the laws and regulations and as such, our business operations would be seriously harmed.

Our business may be harmed if we are not able to retain key employees.

         As of March 30, 2005, we had seventeen full-time employees, of whom five have employment contracts with us, and four of whom hold Ph.D. degrees. Our success will depend largely upon the efforts of our scientists and certain of our executive officers who have been employed by us since the early stages of our business and understand our technology and business objectives. The loss of the services of any one of these individuals would seriously harm our business opportunities and prospects. Our success also depends on the recruitment and retention of additional qualified management and scientific personnel. We may not be able to attract and retain required personnel on acceptable terms, due to the competition for experienced personnel from other biotechnology, pharmaceutical and chemical companies, universities and non-profit research institutions. We do not maintain "key-man" or similar life insurance policies with respect to these persons to compensate us in the event of their deaths, which may harm our business.

We may be sued for product liability and may not have sufficient protection under our insurance policies.

         We may face product liability claims with respect to our technology or products either directly or through our strategic partners. We may also be exposed to potential product liability risks whenever human clinical testing is performed or upon the use of any commercially marketed medical product. We believe that our prior sales of SmartPlastic(R), ProNectin (R) F and ProNectin(R) L products do not pose any material product liability risk. To our knowledge no product liability claims have ever been made against us. Before initiating human clinical testing of our technology, we procured product liability insurance which is limited to a coverage of $1,000,000 per occurrence and in the aggregate. If plaintiffs succeed in their claims against us, if any, and if the coverage under our insurance policies is insufficient, our business would be seriously harmed.

If we are unable to protect our proprietary technology, we may not be able to compete as effectively.

         We have twenty-six United States patents, fourteen foreign patents, and five additional United States patent applications are pending. We have not yet marketed, sold or developed our products outside the United States, except for limited amounts of ProNectin(R) F, ProNectin(R) L and SmartPlastic(R) cell culture products. The patent position of biotechnology companies, such as ours, is highly uncertain and involves complex legal, scientific and factual questions. For example:

         o patents issued to us may be challenged, invalidated or circumvented;

         o patents may not issue from any of our pending patent applications or, if issued, may not be sufficiently broad to protect our technology and products or provide us with any proprietary protection or competitive advantage;

         o our competitors may have filed patent applications or may have obtained patents and other proprietary rights relating to products or processes similar to and competitive with ours. The scope and validity of such patents may not be known or the extent to which we may be required to obtain licenses under these patents or other proprietary rights. If required, we may not be able to obtain any licenses on acceptable terms, if at all;

         o certain foreign intellectual property laws may not be as protective as those of the United States; or

         o we may enter into collaborative research and development arrangements with our strategic partners that may result in the development of new technologies or products, but may also get us involved in a dispute over the ownership of rights to any technology or products that may be so developed.

If we are unable to obtain patent protection, enforce our patent rights or maintain trade secrets and other protection for our products and technology, our business may be seriously harmed.

         We also seek to protect our intellectual property in part by confidentiality agreements with our employees and consultants. These agreements may be breached or terminated. We may not have an adequate remedy for any breach, and our trade secrets may otherwise become known or independently discovered by competitors, which would harm our business.

Our common stock was delisted from the Nasdaq and will be difficult to sell.

         Our common stock was delisted from the Nasdaq SmallCap Market on September 20, 1999, and now trades on the National Association of Securities Dealers' Electronic Bulletin Board. As a consequence of the delisting, it is more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, the delisting made our common stock substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state investment laws, or as consideration in future capital raising transactions.

         Our common stock is also subject to regulation as a "penny stock." The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on the Nasdaq SmallCap Market. For transactions covered by the penny stock rules, the broker-dealer must consider the suitability of the purchaser, receive the purchaser's written consent before the purchase, deliver a risk disclosure document before the purchase and disclose the commission payable for the purchase. Additionally, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The requirements of the penny stock rules restrict the ability to sell our common stock in the secondary market and the price at which our common stock can be sold. Since our common stock was delisted from the Nasdaq SmallCap Market, we have seen a decline in our average daily trading volume, and as a result, the trading price of our common stock has experienced wide fluctuations.

         You should not rely on any unauthorized information. We have not authorized any dealer, salesman or other person to give any information or represent anything not contained in this prospectus or incorporated by reference. The Selling Securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date on the cover. Delivery of this prospectus or any sale of the securities does not indicate that there has been no change in our affairs since the date of this prospectus.


                              AVAILABLE INFORMATION

         We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

         o read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

         o obtain a copy from the SEC upon payment of the fees prescribed by the SEC.


                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference in this prospectus:

         o Our annual report on Form 10-KSB for the year ended December 31, 2004, as amended by Form 10-KSB/A filed on May 18, 2005

         o Our quarterly report on Form 10-QSB for the quarter ended March 31, 2005.

         o  Our current report on Form 8-K filed on March 29, 2005.

         o  Our current report on Form 8-K filed on March 30, 2005.

         o  Our current report on Form 8-K filed on April 1, 2005.

         o  Our current report on Form 8-K filed on April 7, 2005.

         o  Our current report on Form 8-K filed on April 13, 2005.

         o  Our current report on Form 8-K filed on April 21, 2005.

         o  Our current report on Form 8-K filed on April 28, 2005.

         Upon a written or oral request, we will provide to you a copy of any or all of the documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to Janis Neves, Director, Finance, Protein Polymer Technologies, Inc., 10655 Sorrento Valley Road, San Diego, California 92121, telephone (858) 558-6064.

                      THE SHARES COVERED BY THIS PROSPECTUS

         The following is a brief history of our recent private placement of our common stock as well as the issuance of our Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and warrants and of the shares of our common stock issuable upon the conversion of our preferred stock and the exercise of these warrants to which this re-sale prospectus relates.

COMMON STOCK ISSUED IN A PRIVATE PLACEMENT
------------------------------------------

                  We issued an aggregate of 23,556,224 shares of our common stock to several institutional and accredited investors at a price of $0.33 per share in a private placement of securities on April 1, 2005 and April 15, 2005. Under the terms of the transaction:

         o each purchaser of our common stock in the private placement received one common stock warrant for every two shares of common stock purchased. These warrants are exercisable at any time for 48 months and allow the holder to acquire approximately 1.5 shares of our common stock at a price of $0.50 per share. None of these warrants have been exercised.

SERIES D PREFERRED STOCK
------------------------

         We issued an aggregate of 76,000 shares of Series D Preferred Stock to several institutional and accredited investors at a price of $100.00 per share in a private placement of securities, which is a sale of securities by us that was not done through a public offering, on September 12, 1995 and December 31, 1996. Under the terms of the transaction:

         o each share of Series D Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

         o each holder of Series D Preferred Stock also received a common stock warrant. Each warrant is exercisable at any time prior to the earlier of
(i) 24 months after the date of the grant and (ii) 30 days after the date that notice has been delivered that more than 50% of our Series D Preferred Stock then outstanding has been converted into Common Stock. Each warrant allows the holder to acquire approximately 10 shares of our common stock at a price of $1.25 per share. None of the warrants received in connection with the Series D Preferred Stock remain outstanding.

SERIES F PREFERRED STOCK
------------------------

         We issued an aggregate of 27,317 shares of Series F Preferred Stock to one institutional and accredited investor in exchange for an equal number of Series D Preferred Stock then held by the investor in a private placement of securities, which is a sale of securities by us that was not done through a public offering, on April 13, 1998. Under the terms of the transaction:

         o each share of Series F Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion.

SERIES G PREFERRED STOCK
------------------------

         We issued an aggregate of 21,000 shares of Series G Preferred Stock to several institutional and accredited investors at a price of $100.00 per share in a private placement of securities, which is a sale of securities by us that was not done through a public offering, on August 17, 1999 and September 15, 1999. Under the terms of the transaction:

         o each share of Series G Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100.00 by (B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

         o each holder of Series G Preferred Stock also received a common stock warrant for each share of Series G Preferred Stock held by such holder, exercisable for 12 months, that allowed the holder to acquire 200 shares of our common stock at a price of $0.50 per share. None of the warrants received in connection with the Series G Preferred Stock remain outstanding.

SERIES H PREFERRED STOCK
------------------------

         We issued an aggregate of 12,182 shares of Series H Preferred Stock to several institutional and accredited investors at a price of $100.00 per share in a private placement of securities on July 24, 2001. Under the terms of the transaction:

         o each share of Series H Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100.00 by (B) $0.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

         o each holder of Series H Preferred Stock also received two common stock warrants. One warrant, exercisable at any time for 12 months, allows the holder to acquire 15 shares of our common stock at a price of $1.50 per share. The other warrant, exercisable at any time for 24 months, allows the holder to acquire 10 shares of our common stock at a price of $2.00 per share. None of the warrants received in connection with the Series H Preferred Stock remain outstanding.

SERIES I PREFERRED STOCK
------------------------

         We issued an aggregate of 32,550 shares of Series I Preferred Stock to several institutional and accredited investors at a price of $100.00 per share in a private placement of securities on March 25, 2003 and May 12, 2003. Under the terms of the transaction:

         o each share of Series I Preferred Stock is convertible into shares of our common stock at a conversion ratio equal to the quotient derived by dividing (A) the stated value of $100.00 by (B) $0.55 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments);

         o each holder of Series I Preferred Stock also received two common stock warrants. One warrant, exercisable at any time for 18 months, allows the holder to acquire approximately 27 shares of our common stock at a price of $0.88 per share. The other warrant, exercisable at any time for 48 months, allows the holder to acquire approximately 18 shares of our common stock at a price of $1.65 per share. Warrants received in connection with the Series I Preferred Stock to purchase an aggregate of up to 509,999 shares of our common stock remain outstanding.


WARRANTS
--------

         In connection with a $150,000 bridge loan in August 1999, we issued common stock warrants to purchase up to 15,000 shares of our common stock at a price of $0.50 per share, exercisable for 12 months.

         In February 2000, holders of the warrants issued in connection with our Series G Preferred Stock received, in connection with their exercise and exchange of such warrants, an additional common stock warrant for each of the warrants exercised and exchanged, each exercisable for 12 months, that allows the holder to acquire 200 shares of our common stock at a price of $1.50 per share. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 4,200,000 shares of our common stock.

         In February 2001, we approved an amendment to the warrants issued in February 2000, that extended their expiration date to February 28, 2002 and reduced the exercise price to $0.50 per share; however, the reduced exercise price applied only to the extent such warrant was exercised on or before March 31, 2001. In March 2001, certain holders of these warrants received, in connection with the exercise and exchange of such warrants, an additional common stock warrant for each warrant exchanged, exercisable for 12 months, that allowed the holder to acquire 200 shares of our common stock at a price of $1.00 per share. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 2,492,000 shares of our common stock.

         In January 2002, certain warrant holders exercised their warrants to purchase common stock, which were issued in February 2000 or February 2001. As noted above, the original exercise prices were either $1.00 or $1.50 per share. As an inducement to exercise these warrants early, in January 2002 we offered to reduce the exercise price to $0.25 and offered each holder a new 18 month warrant for a similar number of shares at an exercise price of $0.40 per share. The newly issued warrants would expire on August 31, 2003. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 3,960,000 shares of our common stock.

         In August 2002, we offered to the holders of warrants issued in January 2002 a reduction of the exercise price of the warrants from $0.40 to $0.30 and a new warrant for a similar number of shares at an exercise price of $0.10 per share to the extent those outstanding warrants were exercised before September 1, 2002. The newly issued warrants would also expire on August 31, 2003. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 2,275,000 shares of our common stock. In August 2003, we extended the warrant expiration date for these warrants and the warrants issued in January 2002 until September 30, 2003.

         In connection with the Series I Preferred Stock financing in March and May 2003 we issued common stock warrants to purchase up to 819,543 shares of our common stock at a price of $0.65 per share, exercisable for 18 months. In addition, pursuant to our engagement letter with Lane Capital Markets, LLC we issued common stock warrants to purchase up to 368,815 shares of our common stock at exercise prices ranging from $0.58 to $1.73 per share, exercisable for 60 months.

         In June 2003, we offered to the holders of warrants issued in January 2002 and August 2002 a new warrant for a similar number of shares at an exercise price of $0.55 per share to the extent those outstanding warrants were exercised before June 6, 2003. The newly issued warrants would also expire on September 30, 2003. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 2,590,000 shares of our common stock.

         In September 2003, we extended the warrant expiration date for the warrants issued in January 2002 and June 2003 until January 31, 2004, and in March 2004, we further extended the warrant expiration date for such warrants to March 26, 2004.

         In March 2004, we offered to the holders of warrants issued in January 2002 and June 2003 a reduction of the exercise price of the warrants from $0.40 and $0.55, respectively, to $0.25 and a new warrant for a similar number of shares at an exercise price of $0.55 per share to the extent those outstanding warrants were exercised before March 26, 2004. The newly issued warrants would expire on January 31, 2005. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 985,000 shares of our common stock.

         In connection with a $150,000 bridge loan in July 2004, we issued common stock warrants to purchase up to 60,000 shares of our common stock at a price of $0.37 per share, exercisable for 36 months.

         In connection with a $900,000 bridge loan in August, September and December 2004, we issued common stock warrants to purchase up to 360,000 shares of our common stock at exercise prices ranging from $0.37 to $0.45 per share, exercisable for 36 months.

In October 2004, we approved an amendment to the warrants issued in connection with the Series I Preferred Stock financing, that extended the expiration date for certain of the warrants which were to expire on September 30, 2004 to October 29, 2004 and reduced the exercise price of all the Series I Preferred Stock financing warrants to $0.50 per share; however, the reduced exercise price applied only to the extent such warrants were exercised on or before October 29, 2004.

         In January 2005, we offered to the holders of warrants issued in March 2004 a reduction of the exercise price of the warrants from $0.55 to $0.33 and a new warrant for a similar number of shares at an exercise price of $0.50 per share to the extent those outstanding warrants were exercised on or before January 31, 2004. The newly issued warrants would expire on January 31, 2006. In connection with this exercise and exchange of warrants, we issued common stock warrants to purchase up to 855,303 shares of our common stock.

         In connection with a contractual obligation entered into in January 2005, we issued a common stock warrant to purchase up to 30,000 shares of our common stock at an exercise price of $0.55 per share, exercisable for 60 months.

         In connection with a $260,000 bridge loan in January and February 2005, we issued common stock warrants to purchase up to 104,000 shares of our common stock at exercise prices ranging from $0.60 to $0.62 per share, exercisable for 36 months.

         In connection with the common stock financing in April 2005 we issued common stock warrants to purchase up to 11,778,108 shares of our common stock with an exercise price of $0.50 per share, exercisable at any time and expiring between 48 months after issuance. In connection with selling efforts in connection with the same financing, we issued common stock warrants to purchase up to 751,087 shares of our common stock, with an exercise price of $0.55 per share, exercisable at any time and expiring at dates ranging from 48 and 60 months after issuance.

         In April 2005, we granted a warrant to our Chief Executive Officer entitling him to purchase an aggregate of 2,000,000 shares of our common stock at an exercise price equal to the market price of the our common stock at the close of the market on the date of the grant, $0.67 per share. The warrant expires 36 months after the date of the grant.

                              PLAN OF DISTRIBUTION

         Shares underlying the Series D, Series F, Series G, Series H and Series I Preferred Stock may only be offered by the selling securityholders if such Series D, Series F, Series G, Series H or Series I Preferred Stock is converted into common stock before the offering. Shares underlying the warrants may only be offered by the selling securityholders if such warrants are exercised before the offering. The selling securityholders are the institutional and accredited investors named in this prospectus, and any of their pledgees, assignees, donees, other transferees and successors-in-interest, pursuant to the aforementioned transactions. Please note, however, that each pledgee, assignee, donee, transferee and successor-in-interest of the named institutional and accredited investors can use this prospectus to sell no more than 500 shares of our common stock unless such pledgee, assignee, donee, transferee and successor-in-interest is named as a selling securityholder in this prospectus.

         The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made in the over-the-counter market, in privately negotiated transactions or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Our common stock may be sold by each of the selling securityholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling securityholders in amounts to be negotiated in connection with the sale. The selling securityholders and the broker-dealers or agents may be considered "underwriters," as defined in the Securities Act, in connection with sales of securities covered by this prospectus. In this event, any profit on the resale of securities by the selling securityholders or any commission, discount or concession received by the broker-dealers or agents while acting as principals might be considered underwriting discounts or commissions. Because selling securityholders may be deemed to be "underwriters," the selling securityholders could be subject to the prospectus delivery requirements of the Securities Act. In addition, selling securityholders may also sell shares under Rule 144 rather than pursuant to this prospectus. Among the conditions for use of Rule 144 are the availability of current public information about us, prescribed holding periods, manner of sale restrictions, volume limitations and certain other restrictions. However, certain restrictions do not apply to shares sold by a person who is not our affiliate (and who has not been an affiliate during the preceding three months) that were acquired at least two years before the proposed sale.

         The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling securityholders against certain liabilities in connection with the offering of our common stock, including liabilities arising under the Securities Act.

         It is not possible at the present time to determine the price to the public in any sale of our common stock by the selling securityholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of the sale by the selling securityholders. The aggregate proceeds to the selling securityholders from the sale of the shares will be the purchase price of the shares of our common stock sold less all applicable commissions and underwriters' discounts, if any. We will pay substantially all the expenses incident to the registration, offering and sale of the shares of our common stock to the public by the selling securityholders, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

         Our common stock is subject to the penny stock rules. Broker-dealers are required to consider the suitability of the purchaser, receive the purchaser's written consent before the purchase, deliver a risk disclosure document before the transaction and disclose the commission related to the purchase when entering into transactions involving our common stock. Additionally, the broker-dealer must disclose whether he or she is the sole market maker in our common stock. Finally, monthly statements must be sent to the purchaser disclosing recent price information for our common stock held and information on the limited market in our common stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling securityholders and will not receive any proceeds upon conversion of the Series D, Series F, Series G, Series H or Series I Preferred Stock into our common stock. We will only receive proceeds if the selling securityholders exercise the warrants. If all warrants were exercised, we would receive aggregate proceeds of approximately $9,115,497. All of the warrants originally issued in connection with our Series G Preferred Stock were exercised in February 2000, from which we received aggregate proceeds of $2,100,000. During March 2001, certain warrant holders exercised their warrants to purchase common stock, from which we received $1,246,000. In January 2002, certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $990,000. In August 2002, certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $670,000. In June 2003 certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $353,500. In March 2004 certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $246,250. In October 2004 certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $545,157. In January 2005 certain warrant holders exercised their warrants to purchase common stock, from which we received approximately $282,250.

         The warrants are exercised at the discretion of each warrant holder. If any of the warrants are exercised, we intend to use the proceeds for working capital purposes. To the extent that the net proceeds are not immediately required for such purposes, they may be invested principally in either U.S. government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.


                             SELLING SECURITYHOLDERS

         The following table sets forth as of May 18, 2005, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of our common stock by the selling securityholders. Shares to be offered represents shares of common stock issuable upon conversion of shares of Series G, Series H and Series I Preferred Stock, shares of common stock issued and issuable upon exercise of warrants issued in connection with the Series G and Series I Preferred Stock and shares of common stock issuable upon exercise of warrants. Any amount representing less than 1% of the common stock outstanding are designated by an asterisk (*).

                                                    Shares Beneficially                        Shares Beneficially Owned
                                                  Owned Before Offering(1)                         After Offering(1)
                                                  ---------------------       Common Stock         --------------
Name                                                  Amount         %          Offered(2)           Amount        %
----                                                  ------         -          -------              ------        -
AC Capital (3)                                      128,000          *          128,000                   0        *
Alpha Capital AG (4)                                 45,454          *           45,454                   0        *
Andrew Cohen Profit Sharing Plan DTD                140,000          *          140,000                   0        *
1/1/1999 (5)
Baigelman, Carly, Irrev. Trust fbo                   40,000          *           40,000                   0        *
Baigelman, Robert, Irrev. Trust fbo                  40,000          *           40,000                   0        *
BayStar Capital II, LP (6)                          122,909          *          122,909                   0        *
Bergman, Hillary (7)                                 17,195          *           17,195                   0        *
Bernstein, Stanley IRA                               60,000          *           30,000              30,000        *
Branitz, Debra Jane                                  80,000          *           80,000                   0        *
BroadMark Capital (8)                                20,000          *           20,000                   0        *
Broidy, Elliot (9)                                  900,000        1.33%        900,000                   0        *
Burstein, Daniel (10)                               300,000          *          300,000                   0        *
Cape, Edward (11)                                   377,590          *          117,590             260,000        *
Cardinal Bear LLC (12)                              450,000          *          450,000                   0        *
Catalytix Life Science Hedge (13)                   227,274          *          227,274                   0        *
Catalytix, LDC (14)                                 227,274          *          227,274                   0        *
CCM Small Cap Value Fund (15)                     2,395,453        3.55%      2,395,453                   0        *
CDC Securities (16)                                  14,203          *           14,203                   0        *


                                                    Shares Beneficially                        Shares Beneficially Owned
                                                  Owned Before Offering(1)                         After Offering(1)
                                                  ---------------------       Common Stock         --------------
Name                                                  Amount         %          Offered(2)           Amount        %
----                                                  ------         -          -------              ------        -
Cohen, Andrew (17)                                  175,000          *          175,000                   0        *
Cordillera Fund, L.P. (18)                        3,227,272        4.72%      3,227,272                   0        *
Davis, Philip J. (19)                             1,250,345        1.85%        500,000             750,345      1.11%
Dresner, Steven (20)                                120,025          *          120,025                   0        *
Edelstein Investment Partners                        47,500          *           47,500                   0        *
Enable Growth Partners LP (21)                    1,818,181        2.68%      1,818,181                   0        *
Enable Opportunity Partners LP (22)                 340,909          *          340,909                   0        *
Farber, Alisa S. Trust 17, (23)                   1,035,771        1.54%      1,035,771                   0        *
Forstmann, William Anthony (24)                     227,272          *          227,272                   0        *
Gemini Master Fund, Ltd. (25)                       454,545          *          454,545                   0        *
GJ Capital (26)                                      34,390          *           34,390                   0        *
Gohd, Matt (27)                                     103,170          *          103,170                   0        *
Gordon, Brian J. (17, 68)                            60,000          *           30,000              30,000        *
Gryphon Master Fund, L.P. (28)                    3,181,818        4.66%      3,181,818                   0        *
GSSF Master Fund, LP (29)                         1,363,637        2.01%      1,363,637                   0        *
Herman, Jack (30)                                    15,000          *           15,000                   0        *
Hurckes, Richard W. (31)                          1,485,500        2.20%      1,350,000             135,500        *
Jermar Corp. (17, 32)                             1,412,582        2.10%        127,272           1,285,310      1.91%
Johnson & Johnson Develop. Corp. (66)             7,026,342        9.46%      3,826,528           3,199,814      4.31%
Kaplan, Donald S. (33)                            1,373,636        2.03%      1,373,636                   0        *
Kaye Family Limited Partnership                     215,000          *          100,000             115,000        *
Kenneth S. Abramowitz Grantor Trust (34)            454,545          *          454,545                   0        *
Kipperman, Jerry IRA (17)                           102,500          *          102,500                   0        *
Kuhn, Kerry, IRA (17, 35)                           510,000          *          240,000             270,000        *
LaddcapValue Partners LP (36)                     1,500,000        2.21%      1,500,000                   0        *
Lamon, Steven M. (37)                             1,403,989        2.08%      1,010,000             393,989        *
Larson, Anders (38)                               2,250,000        3.31%      2,250,000                   0        *
Lauter, Ira B. (39)                                  45,000          *           45,000                   0        *
Lauter, Yale H. (40)                                145,000          *          145,000                   0        *
Levinsohn, Ross                                      60,000          *           60,000                   0        *
Libra Finance, S.A. (41)                             14,203          *           14,203                   0        *
Luther, Michael (42)                                681,869        1.01%        681,869                   0        *
Marshall, Kimberly A. (43)                          150,000          *          150,000                   0        *
Matteson, Pat (44)                                   50,000          *           50,000                   0        *
McGloin, John IRA  (17, 69)                         113,636          *          113,636                   0        *
McGloin John J. (17, 45)                            115,786          *           30,000              85,786        *
McSorley, Edward & Nancy (17)                       756,771        1.13%        504,546             252,225        *
Merdinger, Stanley                                  339,000          *          339,000                   0        *
Moss, Barbara S.                                     40,000          *           40,000                   0        *
Moss, Nancy S.                                       40,000          *           40,000                   0        *
Nite Capital L.P. (46)                            1,665,000        2.46%      1,665,000                   0        *



                                                    Shares Beneficially                       Shares Beneficially Owned
                                                  Owned Before Offering(1)                        After Offering(1)
                                                  ---------------------       Common Stock        --------------
Name                                                  Amount         %          Offered(2)          Amount        %
----                                                  ------         -          -------             ------        -
Palladium Capital Advisors, LLC (47)                147,424          *          147,424                  0        *
Parmeter, J. Thomas (48)                          1,890,944        2.77%        370,000          1,520,944      2.23%
Peltzman, Steve                                      80,000          *           80,000                  0        *
Plamondon III, William N. (49)                    2,000,000        2.89%      2,000,000                  0        *
Redec & Associates LLC (17, 50)                  18,003,783       25.55%      9,831,138          8,172,645     11.60%
Reifler, Brad (51)                                   17,195          *           17,195                  0        *
Rivkin, William B. Trust (52)                       195,000          0          195,000                  0        *
Robinson, Douglas (17, 53)                          722,272        1.07%        427,272            295,000        *
Saunders, Don (54)                                  750,000        1.11%        750,000                  0        *
Share, Larry  (17, 70)                              454,546          *          454,546                  0        *
Silver, Scott J. (55)                                10,000          *           10,000                  0        *
Snyder, David Pension                                20,000          *           20,000                  0        *
Stern, Russell T. (56)                            1,414,223        2.10%        900,000            514,223        *
Sunrise Equity Partners, L.P. (57)                1,363,636        2.01%      1,363,636                  0        *
Szulik, Mathew & Kile  (58)                       6,181,148        8.99%      4,483,648          1,697,500      2.47%
Tagliaferri, James (67)                             545,466          *          545,466                  0        *
Taurus Advisory Group, Inc. (59)                     30,000          *           30,000                  0        *
Terra Nova Capital Partners (60)                     50,000          *           50,000                  0        *
Thomas W. Poehls & Donna M. Poehls (61)              45,000          *           45,000                  0        *
Von Mueffling, Diana (62)                           150,000          *          150,000                  0        *
Walsh, Robert J. (63)                               320,909          *          320,909                  0        *
Walter J. Klinger and Janet A. Klinger (64)          20,000          *           20,000                  0        *
Walter J. Klinger and Janet A. Klinger as
Joint Tenants W/R/O/S (65)                           15,000          *           15,000                  0        *
Wang, Daniel I.C.                                   475,000          *          475,000                  0        *

--------------

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes, generally, voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants exercisable, or securities convertible, within 60 days are deemed outstanding for computing the percentage of the person holding such options warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to joint ownership with spouses and community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Information with respect to beneficial ownership is based upon our stock records and data supplied to us by the selling securityholders.

(2) The selling securityholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale.

(3) Shares beneficially owned includes 128,000 shares issuable upon the exercise of warrants.

(4) Shares beneficially owned includes 45,454 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(5) Shares beneficially owned includes 140,000 shares issuable upon the exercise of warrants.

(6) Shares beneficially owned includes 90,909 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(7) Shares beneficially owned includes 17,195 shares issuable upon the exercise of warrants.

(8) Shares beneficially owned includes 20,000 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(9) Shares beneficially owned includes 300,000 shares issuable upon the exercise of warrants.

(10) Shares beneficially owned includes 100,000 shares issuable upon the exercise of warrants.

(11) Shares beneficially owned includes 117,590 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock and 260,000 shares issuable upon the exercise of options exercisable within 60 days.

(12) Shares beneficially owned includes 150,000 shares issuable upon the exercise of warrants.

(13) Shares beneficially owned includes 75,758 shares issuable upon the exercise of warrants.

(14) Shares beneficially owned includes 75,758 shares issuable upon the exercise of warrants.

(15) Shares beneficially owned includes 181,818 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(16) Shares beneficially owned includes 14,203 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(17) This person is an investment advisory client of Taurus Advisory Group. These shares are held by Hare & Co. as custodian for the investment advisory clients of Taurus. Taurus Advisory Group is a registered investment advisor and advises a number of our shareholders in investment decisions, including decisions about whether to invest in our stock.Taurus has discretionary authority to vote or dispose of the shares held in its client accounts and therefore may be deemed to be the beneficial owner of these shares. Taurus expressly disclaims such beneficial ownership. James Tagliaferri, Managing Director of Taurus, is also a holder of Series H Preferred Stock.

(18) Shares beneficially owned includes 1,075,757 shares issuable upon the exercise of warrants.

(19) Shares beneficially owned includes 100,000 shares issuable upon the conversion of shares of Series G Preferred Stock and 130,000 shares issuable upon the exercise of options exercisable within 60 days.

(20) Shares beneficially owned includes 120,025 shares issuable upon the exercise of warrants.

(21) Shares beneficially owned includes 606,060 shares issuable upon the exercise of warrants.

(22) Shares beneficially owned includes 113,636 shares issuable upon the exercise of warrants.

(23) Shares beneficially owned includes 45,454 shares issuable upon the conversion of shares of Series I Preferred Stock and 37,879 shares issuable upon the exercise of warrants.

(24) Shares beneficially owned includes 75,757 shares issuable upon the exercise of warrants.

(25) Shares beneficially owned includes 151,515 shares issuable upon the exercise of warrants.

(26) Shares beneficially owned includes 34,390 shares issuable upon the exercise of warrants.

(27) Shares beneficially owned includes 103,170 shares issuable upon the exercise of warrants.

(28) Shares beneficially owned includes 1,060,606 shares issuable upon the exercise of warrants.

(29) Shares beneficially owned includes 454,546 shares issuable upon the exercise of warrants.

(30) Shares beneficially owned includes 5,000 shares issuable upon the exercise of warrants.

(31) Shares beneficially owned includes 350,000 shares issuable upon the exercise of warrants.

(32) Shares beneficially owned includes 127,272 shares issuable upon the conversion of shares of Series G Preferred Stock.

(33) Shares beneficially owned includes 464,545 shares issuable upon the exercise of warrants.

(34) Shares beneficially owned includes 151,515 shares issuable upon the exercise of warrants.

(35) Shares beneficially owned includes 80,000 shares issuable upon the conversion of shares of Series G Preferred Stock and 205,000 shares issuable upon the exercise of options exercisable within 60 days.

(36) Shares beneficially owned includes 500,000 shares issuable upon the exercise of warrants.

(37) Shares beneficially owned includes 200,000 shares issuable upon the conversion of shares of Series G Preferred Stock, 10,000 shares issuable upon the exercise of warrants and 100,000 shares issuable upon the exercise of options exercisable within 60 days.Mr. Lamon is one of our directors.

(38) Shares beneficially owned includes 750,000 shares issuable upon the exercise of warrants.

(39) Shares beneficially owned includes 15,000 shares issuable upon the exercise of warrants.

(40) Shares beneficially owned includes 45,000 shares issuable upon the exercise of warrants.

(41) Shares beneficially owned includes 14,203 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(42) Shares beneficially owned includes 303,082 shares issuable upon the exercise of warrants.

(43) Shares beneficially owned includes 50,000 shares issuable upon the exercise of warrants.

(44) Shares beneficially owned includes 50,000 shares issuable upon the exercise of warrants.

(45) Shares beneficially owned includes 30,000 shares issuable upon the conversion of shares of Series G Preferred Stock.

(46) Shares beneficially owned includes 555,000 shares issuable upon the exercise of warrants.

(47) Shares beneficially owned includes 147,424 shares issuable upon the exercise of warrants.

(48) Shares beneficially owned includes (i) 30,000 shares issuable upon the conversion of shares of Series G Preferred Stock, (ii) 10,000 shares issuable upon the exercise of warrants; and (iii) 999,167 shares issuable upon the exercise of options exercisable within 60 days. Mr. Parmeter is our Chairman of the Board.

(49) Shares beneficially owned includes 2,000,000 shares issuable upon the exercise of warrants. William N. Plamondon III is our Chief Executive Officer.

(50) Shares beneficially owned includes 554,545 shares issuable upon the conversion of shares of Series I Preferred Stock and 2,659,622 shares issuable upon the exercise of warrants. Not all shares are held by Hare & Co.

(51) Shares beneficially owned includes 17,195 shares issuable upon the exercise of warrants.

(52) Shares beneficially owned includes 65,000 shares issuable upon the exercise of warrants.

(53) Shares beneficially owned includes 50,000 shares issuable upon the conversion of shares of Series G Preferred Stock and 50,000 shares issuable upon the exercise of warrants.

(54) Shares beneficially owned includes 250,000 shares issuable upon the exercise of warrants.

(55) Shares beneficially owned includes 10,000 shares issuable upon the exercise of warrants issued in connection with the Series I Preferred Stock.

(56) Shares beneficially owned includes 150,000 shares issuable upon the conversion of shares of Series G Preferred Stock and 5,000 shares issuable upon the exercise of options exercisable within 60 days.

(57) Shares beneficially owned includes 454,545 shares issuable upon the exercise of warrants.

(58) Shares beneficially owned includes 1,494,549 shares issuable upon the exercise of warrants.

(59) Shares beneficially owned includes 30,000 shares issuable upon the exercise of warrants.

(60) Shares beneficially owned includes 50,000 shares issuable upon the exercise of warrants.

(61) Shares beneficially owned includes 15,000 shares issuable upon the exercise of warrants.

(62) Shares beneficially owned includes 50,000 shares issuable upon the exercise of warrants.

(63) Shares beneficially owned includes 80,303 shares issuable upon the exercise of warrants.

(64) Shares beneficially owned includes 10,000 shares issuable upon the exercise of warrants.

(65) Shares beneficially owned includes 5,000 shares issuable upon the exercise of warrants.

(66) Shares beneficially owned includes (i) 129,624 shares issuable upon the conversion of shares of Series D Preferred Stock; (ii) 3,817,919 shares issuable upon the conversion of shares of Series F Preferred Stock; (iii) 1,078,800 shares issuable upon the conversion of shares of Series H Preferred Stock; (iv) 1,818,181 shares issuable upon the conversion of shares of Series I Preferred Stock; and (v) 181,818 issuable upon the exercise of warrants.

(67) Shares beneficially owned includes 545,466 shares issuable upon the conversion of shares of Series H Preferred Stock.

(68) Shares beneficially owned includes 30,000 shares issuable upon the conversion of shares of Series G Preferred Stock.

(69) Shares beneficially owned includes 37,879 shares issuable upon the exercise of warrants.

(70) Shares beneficially owned includes 151,515 shares issuable upon the exercise of warrants

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

         o        Outstanding Shares. As of May 18, 2005, there were
67,258,765 outstanding shares of our common stock held by approximately 195 holders of record. The outstanding shares of our common stock are, and the shares of our common stock being offered by the selling securityholders will be, when issued, fully paid and nonassessable.

         o Dividends. The holders of our common stock are entitled to receive lawful dividends, as may be declared by our board of directors, subject to any preferential dividend rights of the holders of our preferred stock.

         o Liquidation. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock then outstanding.

         o Preemption, Conversion and Redemption. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

         o Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock entitled to vote in any election of directors, together with the Series G Preferred Stock voting with the common stock as a single class, may elect all of the directors standing for election.

         o Subordination to Preferred Stock. The rights, preferences and privileges of holders of our common stock will be subject to the rights of the holders of shares of our Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series I Preferred Stock and any other series of our preferred stock that we may issue in the future.

Preferred Stock

         Our preferred stock may be issued from time to time in one or more series and our board of directors, without further approval of the holders of our common stock (but subject to the rights of the holders of our outstanding preferred stock), is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of our preferred stock. The purpose of authorizing our board of directors to determine the rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of our preferred stock provides flexibility in connection with possible financings, acquisitions and other corporate purposes. However, it could also, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

         Series D Preferred Stock
         ------------------------

         o Authorized Shares. We have authorized 71,600 shares of our Series D Preferred Stock, of which 1,344.01 shares remain issued and outstanding.

         o Dividends. The holders of our Series D Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. As of May 16, 2005, no dividends had been declared on the Series D Preferred Stock.

         o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of our Series D Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our other series of preferred stock and our common stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on our Series D Preferred Stock, if any.

         o Conversion Rights. Each share of our Series D Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series D Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of the conversion by the holders of a majority of the then outstanding shares of Series D Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series D Preferred Stock.

         o Redemption. We may redeem the Series D Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

         o Voting Rights. Generally, each share of Series D Preferred Stock has no voting rights. However, so long as any Series D Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series D Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series D Preferred Stock; increase the authorized number of shares of Series D Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series D Preferred Stock. The need to obtain the consent of a majority of the outstanding Series D Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

         Series F Preferred Stock
         ------------------------

         o Authorized Shares. We have authorized 27,317 shares of our Series F Preferred Stock, of which 26,420 shares remain issued and outstanding.

         o Dividends. The holders of the Series F Preferred Stock are entitled to receive cumulative dividends when and as declared by our board of directors at a rate of $10.00 per share. As of May 16, 2005, no dividends had been declared on the Series F Preferred Stock.

         o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series F Preferred Stock, together with the holders of our Series E Preferred Stock and the holders of our Series H Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Preferred Stock, an amount per share of $100.00, plus an amount equal to all accrued and unpaid dividends on the Series F Preferred Stock, if any.

         o Conversion Rights. Each share of Series F Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) the lesser of (1) $3.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments) or (2) the market price of the common stock at the time of conversion. The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series F Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, or upon a vote in favor of the conversion by the holders of a majority of the then outstanding shares of Series F Preferred Stock, or upon written notice by us at any time after the average common stock value over a twenty-day period equals or exceeds $5.00. The shares of our common stock offered hereby will not result in automatic conversion of the Series F Preferred Stock.

         o Redemption. We may redeem the Series F Preferred Stock, in whole or in part, after September 13, 1999, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

         o Voting Rights. Generally, each share of Series F Preferred Stock has no voting rights. However, so long as any Series F Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series F Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series F Preferred Stock; increase the authorized number of shares of Series F Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series F Preferred Stock. The need to obtain the consent of a majority of the outstanding Series F Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

         Series G Preferred Stock
         ------------------------

         o Authorized Shares. We have authorized 35,000 shares of our Series G Preferred Stock, of which 12,300 shares remain issued and outstanding.

         o Dividends. The holders of the Series G Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series G Preferred Stock until the preferential cumulative dividends on the Series D Preferred Stock and the Series F Preferred Stock have been first fully paid or declared and set aside. As of May 16, 2005, no dividends had been declared on the Series G Preferred Stock.

         o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series G Preferred Stock are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series H Preferred Stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series G Preferred Stock, if any.

         o Conversion Rights. Each share of Series G Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.50 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series G Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $2.50 per share, where the minimum offering is for at least $10 million or upon a vote in favor of the conversion by the holders of a majority of the then outstanding shares of Series G Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series G Preferred Stock.

         o Redemption. We may redeem the Series G Preferred Stock, in whole or in part, at any time, out of funds legally available therefor. The redemption price is $100.00 per share, plus all accrued and unpaid dividends, if any, to the date of redemption.

         o Voting Rights. Generally, each share of Series G Preferred Stock has voting rights and votes on an as converted basis together with the common stock voting as a single class. In addition, so long as any Series G Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series G Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series G Preferred Stock; increase the authorized number of shares of Series G Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series G Preferred Stock. The need to obtain the consent of a majority of the outstanding Series G Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

         Series H Preferred Stock
         ------------------------

         o Authorized Shares. We have authorized 30,000 shares of our Series H Preferred Stock, of which 12,182 shares remain issued and outstanding.

         o Dividends. The holders of the Series H Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series H Preferred Stock until the preferential cumulative dividends on the Series D Preferred Stock and the Series F Preferred Stock have been first fully paid or declared and set aside. As of May 16, 2005, no dividends had been declared on the Series H Preferred Stock.

         o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series H Preferred Stock, together with the holders of our Series E Preferred Stock and the holders of our Series F Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of our common stock, but only after the preference is paid or set apart for the Series D Preferred Stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series H Preferred Stock, if any.

         o Conversion Rights. Each share of Series H Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.75 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series H Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $5.00 per share, where the minimum offering is for at least $10 million or upon a vote in favor of the conversion by the holders of a majority of the then outstanding shares of Series H Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series H Preferred Stock.

         o Redemption. We may not redeem the Series H Preferred Stock, in whole or in part.

         o Voting Rights. Generally, each share of Series H Preferred Stock has no voting rights. However, so long as any Series H Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series H Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series H Preferred Stock; increase the authorized number of shares of Series H Preferred Stock, increase or decrease the par value of the Series H Preferred Stock, or adversely alter or change the rights, preferences or privileges of the Series H Preferred Stock. The need to obtain the consent of a majority of the outstanding Series H Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

         Series I Preferred Stock
         ------------------------

         o Authorized Shares. We have authorized 100,000 shares of our Series I Preferred Stock, of which 14,000 shares remain issued and outstanding.

         o Dividends. The holders of the Series I Preferred Stock are entitled to receive non-cumulative dividends when and as declared by our board of directors, if at all; provided, however, that no dividend may be paid on the Series I Preferred Stock until the preferential cumulative dividends on the Series D Preferred Stock and the Series F Preferred Stock have been first fully paid or declared and set aside. As of May 16, 2005, no dividends had been declared on the Series I Preferred Stock.

         o Liquidation. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holders of shares of Series I Preferred Stock, are entitled to receive, prior and in preference to any distribution of any of our assets to the holders of preferred stock and our common stock, an amount per share of $100.00, plus an amount equal to all declared and unpaid dividends on the Series I Preferred Stock, if any.

         o Conversion Rights. Each share of Series I Preferred Stock is convertible at any time at the option of the holder thereof into our common stock at conversion ratio equal to the quotient derived by dividing (A) the stated value of $100 by (B) $0.55 (subject to certain antidilution adjustments for future stock distributions, stock splits or similar capital adjustments). The conversion ratio is subject to further adjustments in the event of specific dilutive financings. Each share of Series I Preferred Stock is automatically converted into shares of our common stock at the applicable conversion ratio upon the closing of a firmly committed public offering of our common stock at an aggregate price to the public equal to or exceeding $3.00 per share, where the minimum offering is for at least $10 million or upon a vote in favor of the conversion by the holders of a majority of the then outstanding shares of

Series I Preferred Stock. The shares of our common stock offered hereby will not result in automatic conversion of the Series I Preferred Stock.

         o Redemption. We may not redeem the Series I Preferred Stock, in whole or in part.

         o Voting Rights. Generally, each share of Series I Preferred Stock has voting rights and votes on an as converted basis together with the common stock voting as a single class. In addition, so long as any Series I Preferred Stock is outstanding, without the consent of the holders of at least a majority of the outstanding Series I Preferred Stock, we may not create or issue any security with rights, preferences or privileges equal or senior to the Series I Preferred Stock; increase or decrease the authorized number of shares of Series I Preferred Stock, increase or decrease the par value of the Series I Preferred Stock or adversely alter or change the rights, preferences or privileges of the Series I Preferred Stock. The need to obtain the consent of a majority of the outstanding Series I Preferred Stock may seriously harm our ability to effect these transactions in a manner deemed advisable by our management.

Rights Agreement

         On August 22, 1997, our board of directors declared a dividend distribution of one right to purchase a certain number of units for each outstanding share of our common stock at an exercise price of $8.00, subject to adjustment. Each unit is equal to one one-hundredth of a share of our Series X Preferred Stock. The distribution was payable to stockholders of record as of the close of business on September 10, 1997. Our board of directors also declared that one right be distributed with each share of common stock issued after the record date but before the separation or the earlier expiration, exchange, redemption or termination of the rights.

         Separation of Rights. Initially, the rights attached to the common stock then outstanding and no separate certificates evidencing the rights were issued. The rights will separate from the common stock, rights certificates will be issued and the rights will become exercisable after 10 business days (or such later date as may be determined by action of our board of directors before the separation of the rights) following the earlier to occur of (i) a public announcement or resolution of our board of directors recognizing that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (subject to certain exceptions that may be made by board of directors before separation of the rights, including the exception which has been made for Taurus Advisory Group), or (ii) the commencement or announcement of an intention to make a tender or exchange offer for our common stock the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of our outstanding common stock (subject to certain exceptions that may be made by board of directors before separation of the rights, including the exception which has been made for Taurus Advisory Group). However, a person or group of affiliated or associated persons who acquires the beneficial ownership of 15% or more of our common stock then outstanding either (i) by reason of share purchases by us reducing the number of common stock outstanding, or (ii) inadvertently, if such person or group notifies our board of directors of the inadvertent purchase within five business days and within two business days after the notice divests itself of enough common stock so that they no longer have beneficial ownership of 15% or more of our outstanding common stock, will not trigger a separation of the rights.

         Until the separation of the rights:

            o the rights will be evidenced only by, and transferred with, the certificates evidencing, the common stock;

            o new common stock certificates issued after the record date will contain a notation incorporating the right by reference; and

            o the surrender for transfer, conversion or exchange of any certificates for common stock outstanding on or after the record date, even without the notation, will also constitute the transfer of the rights associated with the common stock represented by the certificates.

         As soon as practicable following the separation of the rights, separate rights certificates will be mailed to holders of record of the common stock as of the close of business on the date of the separation of the rights, and the separate rights certificates alone will evidence the rights.

         Expiration. The rights are not exercisable until the date of the separation of the rights. The rights will expire at the close of business on September 9, 2007, unless earlier redeemed, exchanged or terminated.

         Post-Separation. Following the separation of the rights, holders of the rights (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or its affiliates or associates, which will thereafter be void) will be entitled to receive upon exercise and payment of the exercise price that number of units of the Series X Preferred Stock which equals the result obtained by dividing the exercise price by 50% of the market price per share of common stock. The exercise price payable, and the number of shares of Series X Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution.

         Change of Control. After the separation of the rights, if we consolidate or merge with another entity or sell or otherwise transfer 50% or more of our consolidated assets or earning power, proper provision will be made so that each rights holder (other than rights beneficially owned by an acquiring person that triggered the separation of the rights or affiliates or associates thereof) will thereafter have the right to receive, upon exercise, either that number of shares of our common stock, if we are the surviving corporation of the merger or consolidation, or of common stock in the surviving acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred), which at the time of the transaction would have a market value of two times the exercise price of the right.

         Fractional Shares. We may elect not to issue fractional shares of Series X Preferred Stock upon exercise of a right and in lieu thereof may evidence the fractional shares by depositary receipts or may make an adjustment in cash based on the market price of the Series X Preferred Stock on the last trading date before the date of exercise of the right.

         Redemption. At any time before the earlier to occur of: (i) the separation of the rights or (ii) the expiration date, we may redeem the rights in whole, but not in part, at a price of $.01 per right. Immediately upon the action of our board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of rights holders will be to receive the redemption price.

         Subject to applicable law, our board of directors, at its option, may, at any time after a person or group becomes an acquiring person that triggers the separation of the rights, exchange all or part of the then outstanding rights (other than rights beneficially owned by the person or affiliates or associates thereof) for our common stock at an exchange ratio equal to the exercise price divided by the market price of one share of common stock per right, subject to adjustment.

         Relationship with Other Capital Stock. The Series X Preferred Stock purchasable upon exercise of the rights will not be redeemable and will be, in ranking as to dividends, on a parity with, and as to liquidation preferences, senior to, our common stock but junior to any other series of our preferred stock that we may issue or have issued (unless otherwise provided in the terms of the preferred stock). Each Series X Preferred Stock will have a dividend in an amount equal to 100 times any cash dividend declared on each share of common stock. In the event of liquidation, the holders of Series X Preferred Stock will be entitled to a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of common stock. Each share of Series X Preferred Stock will have 100 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series X Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. The rights of the Series X Preferred Stock as to dividends, liquidation and voting are protected by customary antidilution provisions. Furthermore, until a right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

         Amendments. The terms of the rights may be amended at any time by our board of directors without the consent of rights holders in order to cure any ambiguity or to correct or supplement any defective or inconsistent provision and may, before the separation of the rights, be amended to change or supplement any other provision in any manner that our board of directors may deem necessary or desirable. After the separation of the rights, the terms of the rights may be amended (other than to cure ambiguities or to correct or supplement defective or inconsistent provisions) only so long as the amendment does not adversely affect the interests of rights holders (other than the acquiring person that triggers the separation of the rights).

         Anti-Takeover Protection. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors because the board of directors may, at its option, at any time before the separation of the rights, redeem all but not less than all the then outstanding rights at a price of $.01 per right.

Delaware Takeover Statute

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless:

      o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

      o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

      o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder.

         Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California.


                                     EXPERTS

         Peterson & Co., LLP, independent auditors, have audited our financial statements included in our annual report for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the post-effective amendment to registration statements. Our financial statements are incorporated by reference in reliance on Peterson & Co., LLP's report, given on their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for the persons. We currently maintain directors' and officers' insurance. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

         As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our certificate of incorporation eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

         We have entered into indemnification agreements with each of our directors and executive officers. These agreements contractually obligate us to indemnify our directors and executive officers to the fullest extent permitted by applicable law, including mandatory indemnification unless prohibited by statute, mandatory advancement of expenses, accelerated procedures for the authorization of indemnification and litigation "appeal" rights of an indemnitee in the event of an unfavorable determination or where the board fails or refuses to act. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. The recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

         The above discussion of our bylaws, certificate of incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by our bylaws, certificate of incorporation, indemnification agreements and statute.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The fees and expenses payable by the Company in connection with the sale of the shares of common stock being registered are estimated as follows:

                                                                 Amount
                                                                 ------
SEC Filing Fee ................................................  $  3,371.93
State Filing Fees .............................................  $    800.00
Legal Fees and Expenses* ......................................  $ 25,000.00
Accounting Fees* ..............................................  $  1,000.00
Printing and Miscellaneous Expenses* ..........................  $  5,000.00
                                                                 -----------
     Total* ...................................................  $ 35,171.93

-------------------
*Indicates estimate


Item 15. Indemnification of Directors and Officers.

         The bylaws provide generally for indemnification of our officers, directors, agents and employees to the extent authorized by the Delaware General Corporation Law. Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in the positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of a corporation, however, indemnification is not available if the person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless the court determines that indemnification is appropriate. In addition, a corporation has the power to purchase and maintain insurance for the persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

         As permitted by Section 102 of the Delaware General Corporation Law, our stockholders have approved and incorporated provisions into our certificate of incorporation eliminating a director's personal liability for monetary damages to us and our stockholders arising from a breach of a director's fiduciary duty, except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director's duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

         We have entered into indemnification agreements with each of our directors and executive officers. These agreements contractually obligate us to indemnify our directors and executive officers to the fullest extent permitted by applicable law, including mandatory indemnification unless prohibited by statute, mandatory advancement of expenses, accelerated procedures for the authorization of indemnification and litigation "appeal" rights of an indemnitee in the event of an unfavorable determination or where the board fails or refuses to act. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, we would bear the financial burden of a third-party suit, and we would not benefit from derivative recoveries against the director or officer. The recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and

Exchange Commission the indemnification is against public policy as express in the Act and is, therefore, unenforceable.

         The above discussion of our bylaws, certificate of incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by our bylaws, certificate of incorporation, indemnification agreements and statute.

Item 16. Exhibits.

Exhibit No.           Description
-----------           -----------

5.1* Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

13.1** Annual Report on Form 10-KSB for the year ended December 31, 2004, as amended by Form 10-KSB/A filed on May 18, 2005.

13.2**                Quarterly Report on Form 10-QSB for the quarter ended
                      March 31, 2005.

23.1                  Consent of Peterson & Co., LLP, independent auditors.

23.3*                 Consent of counsel (included in Exhibit 5.1).

24.1                  Power of Attorney (included in signature page).

--------------
*  To be filed by amendment.
** Previously filed with the SEC and incorporated herein by reference.


Item 17. Undertakings.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended;

                           (ii) To reflect in the Prospectus any facts or events
arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of post-effective amendment any of the securities which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 20, 2005.



                                  PROTEIN POLYMER TECHNOLOGIES, INC.,
                                  a Delaware corporation

                                  By:  /s/ J. Thomas Parmeter
                                       -----------------------------------------
                                       J. Thomas Parmeter, Chairman of the Board

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. Thomas Parmeter and Janis Y. Neves, and each of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




Signature                            Title                                                      Date
---------                            -----                                                      ----

/s/ J. Thomas Parmeter               Chairman of the Board                                      May 20, 2005
-------------------------------      (Executive Officer)
J. Thomas Parmeter

/s/ William N. Plamondon III         Chief Executive Officer and Director                       May 20, 2005
-------------------------------      (Principal Executive Officer)
William N. Plamondon III

/s/ Janis Y. Neves                   Director of Finance, Controller and Corporate              May 20, 2005
-------------------------------      Secretary
Janis Y. Neves                       (Principal Financial and Accounting Officer)

/s/ Donald S. Kaplan                 President, Chief Operating Officer and Director            May 13, 2005
-------------------------------
Donald S. Kaplan

/s/ Edward G. Cape                   Director                                                   May 13, 2005
-------------------------------
Edward G. Cape

/s/ Kerry L. Kuhn                    Director                                                   May 20, 2005
-------------------------------
Kerry L. Kuhn

/s/ Steven M. Lamon                  Director                                                   May 20, 2005
-------------------------------
Steven M. Lamon

/s/ Steve Peltzman                   Director                                                   May 14, 2005
-------------------------------
Steve Peltzman

/s/ James B. McCarthy                Director                                                   May 13, 2005
-------------------------------
James B. McCarthy

                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------

5.1* Opinion of Paul, Hastings, Janofsky & Walker LLP as to legality of securities being registered.

23.1                  Consent of Peterson & Co., LLP, independent auditors.

23.3*                 Consent of counsel (included in Exhibit 5.1).

24.1                  Power of Attorney (included in signature page).

---------------
*  To be filed by amendment.